14047600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section RECEIVED MAR 04 2014 Wash., DC 189

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Commerce Street Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1445 Ross Avenue, Suite 2700
(No. and Street)

| Dallas | TX | 75202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tina Schirle — 214-545-6827
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

| 2525 McKinnon Street, Suite 600 | Dallas | TX | 75201 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

3/24/14

# OATH OR AFFIRMATION

I, Tina Schirle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerce Street Capital, LLC, as of ## ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

CFO

Title

Notary Public

SELINA MARIE GUTIERREZ
Notary Public, State of Texas
My Commission Expires
February 11, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**COMMERCE STREET CAPITAL, LLC**

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

# COMMERCE STREET CAPITAL, LLC

## CONTENTS

Rothstein Kass
Powered by Trust™

2525 McKinnon Street, Suite 600
Dallas, TX 75201
214.665.6000
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To Commerce Street Capital, LLC

We have audited the accompanying statement of financial condition of Commerce Street Capital, LLC (the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that are free from material misstatement, whether due to fraud or error.

***Auditors' Responsibility***

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Commerce Street Capital, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Dallas, Texas
February 20, 2014

# COMMERCE STREET CAPITAL, LLC

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2013**

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 1,089,175 |
| Accounts receivable, net of allowance of $207,005 | | 1,189,466 |
| Due from affiliates | | 931,759 |
| Furniture and equipment, net of accumulated depreciation of $280,023 | | 59,761 |
| Prepaid expenses | | 126,922 |
| | $ | 3,397,083 |
| **LIABILITIES AND MEMBER'S CAPITAL** | | |
| **Liabilities** | | |
| Deferred rent | $ | 255,191 |
| Accrued commissions | | 189,000 |
| Other liabilities | | 70,890 |
| Total liabilities | | 515,081 |
| **Member's Capital** | | 2,882,002 |
| | $ | 3,397,083 |

*See accompanying notes to financial statement.*

### 1. Nature of Business and Summary of Significant Accounting Policies

*Nature of Business*

Commerce Street Capital, LLC (the "Company") is a limited liability company organized under the laws of the state of Texas on January 18, 2007. The Company is a wholly owned subsidiary of Commerce Street Holdings, LLC ("CSH"). CSH is a multi-member LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's primary business consists of several types of financial services, including investment banking, financial advisory, and underwriting and agency transactions. The Company introduces its customers on a fully disclosed basis and clears all of its transactions through Raymond James & Associates, Inc. Accordingly, the Company operates under exemptive provisions of the SEC Rule 15c3-3(k)(2)(ii).

*Basis of Presentation*

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was approved by management and available for issuance on February 20, 2014. Subsequent events have been evaluated through this date.

*Cash and Cash Equivalents*

The Company considers its investments in short-term money market accounts to be cash equivalents. Money market funds are usually securities categorized in the fair value hierarchy as level 1 assets. At December 31, 2013, the Company had approximately $889,000 in cash and approximately $200,000 in cash equivalents. Cash equivalents are pursuant to the deposits with the Company's clearing brokers.

*Furniture and Equipment*

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally three to seven years.

*Income Taxes*

The Company is a single member limited liability company and thus is treated as a disregarded entity for income tax reporting purposes. All the tax on income or loss of the Company is borne by its member. Accordingly, the Company has not provided for federal income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

### 1. Nature of Business and Summary of Significant Accounting Policies (continued)

*Use of Estimates*

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

### 2. Accounts Receivable

The Company's accounts receivable are balances due from customers for products, services, and solutions provided. Accounts receivable are generally due upon receipt. Account balances outstanding longer than the contractual payment terms are considered past due. The Company reviews its aged receivables by considering several factors, including the aging of the past due balance, the customer's payment history, and the Company's previous loss history. The Company records an allowance for any balances that are deemed to be uncollectible. As of December 31, 2013, an allowance of approximately $207,000 was recorded in the financial statement.

An analysis of the allowance for doubtful receivables for the year ended December 31, 2013 is as follows:

| | |
|---|---|
| Beginning of year | $ 44,628 |
| Additions | 211,107 |
| Increases | (48,730) |
| End of year | $ 207,005 |

### 3. Due From Affiliates

The Company's member is CSH. The members of CSH are also members of Commerce Street Investment Advisor, LLC (dba Commerce Street Investment Management) ("CSIA"), Service Equity Management, LLC ("SEM") and Commerce Street Capital Management, LLC ("CSCM"). The Company shares employees, retail space as well as normal operating contracts and vendor relationships with CSH, CSIA, SEM and CSCM. As of December 31, 2013, approximately $932,000 was due from affiliates.

## 4. Receivables from Employees and Allowance for Doubtful Receivables

The Company granted working capital loans to two employees in support of the opening of a Memphis branch office. This branch was closed in 2011 and these two employees were terminated, hence no repayments were made. Based on non-payment, all accrued interest was reversed and these loans were put on non-accrual during 2012, and an allowance is recorded against the working capital loans balance. The net balance of receivables from employees is broken down as follows:

| | |
|---|---|
| Working capital loans | $ 220,000 |
| Total receivables from employees | 220,000 |
| Allowance for doubtful receivables from employees | (220,000) |
| Net receivables from employees | $ - |

An analysis of the allowance for doubtful receivables from employees for the year ended December 31, 2013 is as follows:

| | |
|---|---|
| Beginning of year | $ 220,000 |
| Additions | - |
| Reductions | - |
| End of year | $ 220,000 |

Management periodically evaluates the adequacy of the allowance on the receivables from employees. Loans are classified as default when they are past due as to principal or interest or when reasonable doubt exists as to timely collectability. As of December 31, 2013, the allowance for doubtful receivables from employees was 100% of total receivables from employees and represents the full allowance against the working capital loans. The working capital loan agreement was amended to extend the repayment terms until December 31, 2015.

## 5. Furniture and Equipment

Furniture and equipment as of December 31, 2013, is as follows:

| | Acquisition Cost | Accumulated Depreciation | Book Value |
|---|---|---|---|
| Computers and related equipment | $ 208,217 | $ (193,949) | $ 14,268 |
| Furniture and fixtures | 131,567 | (86,074) | 45,493 |
| | $ 339,784 | $ (280,023) | $ 59,761 |

## 5. Furniture and Equipment (continued)

An analysis of the accumulated depreciation for the year ended December 31, 2013 is as follows:

| | | |
|---|---|---|
| Beginning of year | $ | 234,137 |
| Additions charged to operations | | 45,886 |
| End of year | $ | 280,023 |

## 6. Net Capital Requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $570,000, which was approximately $470,000 in excess of its minimum requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.9 to 1.

## 7. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 8. Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000 per institution or the Securities Investor Protection Corporation ("SIPC") for up to $500,000 per institution which includes a $250,000 limit for cash. As of December 31, 2013, approximately $640,000 of the Company's cash was in excess of the FDIC insurance limits. As of December 31, 2013, the Company had no cash equivalents in excess of the SIPC insurance limits.

### 9. Commitments and Contingencies

The Company, CSIA and CSCM have entered into a lease agreement commencing January 1, 2011 to lease its office facilities for its main office. This is a non-cancelable lease which expires July 14, 2022. Under the terms of the lease, payments escalate annually based on a predetermined payment schedule.

The following is a schedule of the approximate future minimum lease payments required under the leases:

| | |
|---|---|
| 2014 | $ 396,000 |
| 2015 | 401,000 |
| 2016 | 405,000 |
| 2017 | 410,000 |
| 2018 | 415,000 |
| Thereafter | 1,558,000 |
| | $ 3,585,000 |

Based on the allocation of certain joint expenses for the year ended December 31, 2013, the Company expects to share approximately 51% of the above lease commitments with CSIA and CSCM. For the year ended December 31, 2013, the Company's portion of rent paid totaled approximately $197,000, which is included as occupancy expense in the accompanying statement of operations.

### 10. Guarantees

In accordance with accounting guidance, guarantees include contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. In this regard, the Company has agreed to indemnify its clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. As of December 31, 2013, there were no amounts to be indemnified to the clearing brokers for these accounts.